                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)

                                             12 Mos. Ended                Years Ended December 31
                                             September 30,   --------------------------------------------------
                                                 2001          2000          1999          1998          1997
                                             -------------   --------      --------      --------      --------
Fixed charges, as defined:
      Interest on long-term debt               $ 90,581      $ 65,314      $ 62,032      $ 66,218      $ 63,413
      Amortization of debt expense
        and premium - net                         4,802         3,409         3,044         2,859         2,862
      Interest portion of rentals                 5,061         4,324         4,645         4,301         4,354
                                               --------      --------      --------      --------      --------

          Total fixed charges                  $100,444      $ 73,047      $ 69,721      $ 73,378      $ 70,629
                                               ========      ========      ========      ========      ========


Earnings, as defined:
      Net income from continuing ops.          $135,215      $ 91,679      $ 26,031      $ 78,139      $114,797
      Add (deduct):
        Income tax expense                       90,877        73,461        16,740        43,335        61,075
        Total fixed charges above               100,444        73,047        69,721        73,378        70,629
                                               --------      --------      --------      --------      --------

          Total earnings                       $326,536      $238,187      $112,492      $194,852      $246,501
                                               ========      ========      ========      ========      ========

Ratio of earnings to fixed charges                 3.25          3.26          1.61          2.66          3.49

Fixed charges and preferred
  dividend requirements:
      Fixed charges above                      $100,444      $ 73,047      $ 69,721      $ 73,378      $ 70,629
      Preferred dividend requirements (1)         4,068        42,753        35,149        13,057         8,261
                                               --------      --------      --------      --------      --------
          Total                                $104,512      $115,800      $104,870      $ 86,435      $ 78,890
                                               ========      ========      ========      ========      ========


Ratio of earnings to fixed charges
  and preferred dividend requirements              3.12          2.06          1.07          2.25          3.12


(1) Preferred dividend requirements have been grossed up to their pre-tax level.